Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited)

(Expressed in thousands of United States Dollars)

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited and expressed in thousands of United States dollars)

	Note	September 30, 2026	December 31, 2025
ASSETS

Current Assets
Cash and cash equivalents		$23,508	$20,613
Short term investments		938	140
Amounts receivable		9,631	1,301
Due from Nuton	10	-	12,652
Prepaid expenses		1,935	1,289
Inventory	5	61,474	19,923
		97,486	55,918

Inventory	5	11,552	2,099
Property, plant and equipment, net	6	262,986	245,777
Restricted cash	7	10,837	10,698

Total Assets		$382,861	$314,492

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$3,743	$2,130
Accounts payable and accrued liabilities - Nuton	9	12,649	27,612
Amounts due to related parties	16	858	172
Nuton deferred income and revenue	10	61,267	46,737
Restricted and performance share units	15	221	-
Derivative liabilities	11	18,750	13,187
Debentures	14	-	6,503
Debt	13	-	3,958
		97,488	100,299

Accounts payable and accrued liabilities	8	7,895	2,208
Restricted and performance share units	15	110	-
Nuton stage 2 payable	10	31,232	46,423
Nuton deferred income and revenue	10	148,318	141,625
Derivative liabilities	11	86,596	72,530
Decommissioning and restoration obligation	12	13,592	12,953

Total Liabilities		385,231	376,038

Equity
Capital stock	15	158,377	128,479
Other equity reserves	15	17,434	15,662
Deficit		(177,352)	(204,858)
Accumulated other comprehensive loss		(829)	$(829)
Total Equity		(2,370)	(61,546)

Total Liabilities and Equity		$382,861	$314,492

Subsequent Events	20

Approved on November 12, 2026 on behalf of the Board of Directors:

/signed/	/signed/
Jason Howe	Fred DuVal
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited and expressed in thousands of United States dollars)

		For the three months		For the nine months
		ended September 30,		ended September 30,
	Note	2026	2025	2026	2025
Revenue
Revenue	3	$36,134	$2,862	79,850	$3,545
Cost of sales	4	(12,343)	(8,448)	(28,440)	(9,498)
Income (Loss) from mine operations		23,791	(5,586)	51,410	(5,953)

Operating Expenses
Selling and administration - Gunnison		$(1,781)	$(1,095)	$(4,356)	(2,367)
Selling and administration - Johnson Camp		(2,570)	85	(7,249)	288
Evaluation and permitting		(5,152)	(1,175)	(7,191)	(2,157)
Share based compensation	15	(838)	(751)	(1,682)	(860)
Depreciation	6	(22)	(26)	(172)	(122)

Total Operating Expenses		(10,363)	(2,962)	(20,650)	(5,218)

Other Items
Gain (loss) on derivative at fair value	11	(6,133)	(7,135)	(20,122)	(24,532)
Financing expense	17	(315)	(1,135)	(1,354)	(3,305)
Interest income		207	112	461	688
Loss on foreign exchange		5	(659)	(75)	(1,072)
Fair value gain (loss) on Nuton Stage 2 payable	10	4,963	(4,743)	15,191	(9,899)
Gain on extinguishment of debt	13	-	-	208	1,126
Other income		584	(791)	2,437	1,383
Total Other Items		(689)	(14,351)	(3,254)	(35,611)

Income (Loss) and comprehensive Income (Loss) for the period		$12,739	$(22,899)	$27,506	$(46,782)

Income (Loss) per common share:
Basic		$0.03	$(0.06)	$0.06	$(0.13)
Diluted		$0.02	$(0.06)	$0.06	$(0.13)
Weighted average number of common shares outstanding:
Basic	15	505,517,892	361,460,874	458,120,368	361,460,874
Diluted	15	538,863,898	361,460,874	491,466,373	361,460,874

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

GUNNISON COPPER CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31

(Expressed in thousands of United States dollars)

		Nine months
		ended September 30,
	Note	2026	2025
CASH FLOWS RELATED TO OPERATING ACTIVITIES

Income (loss) and comprehensive loss for the period		$27,506	$(46,782)
Items not affecting cash:
Loss on derivative at fair value	11,15	20,122	24,532
Depreciation	6	172	177
Accretion of decommissioning and restoration obligation	12	512	610
Share-based compensation	15	1,762	870
Financing expense	13,14	862	1,026
Gain on short term investments		(69)	(28)
Deferred income	10	(1,823)	(1,554)
Deferred revenue	10	(33,645)	(1,091)
Gain on extinguishment of debt	13	(208)	(1,126)
Fair value movement on Nuton Stage 2 payable	10	(15,191)	9,899
Fair value movement on conversion option	13	-	341
Operating cash flow before change in non-cash working capital		-	(13,126)

Non-cash working capital item changes:
Receivables		(8,330)	(1,738)
Prepaid expenses		(646)	(345)
Inventory	5	(51,004)	(5,132)
Accounts payable and accrued liabilities	8,9	1,766	6,600
Amounts due to related parties	16	686	13
Insurance liabilities		-	(62)
Change in non-cash working capital		(57,528)	(664)

Net cash used by operating activities		(57,528)	(13,790)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Purchase of property, plant and equipment	6	(441)	(565)
Purchase of short term investments		(729)	-
Restricted cash	7	(139)	(304)
Nuton stage 2 project expenditure	10	(21,955)	(104,366)
Net cash used by investing activities		(23,264)	(105,235)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from share issuances		24,952	9,942
Proceeds from warrants exercised	15	683	-
Unit offering costs	15	(1,610)	(587)
Nuton stage 2 funds received	10	64,956	120,283
Nuton Gunnison Sulfide Viability stage 1 funds received	10	-	3,000
Nebari principal payments	13	(5,319)	(206)
Nuton collateral funding		100	-
Net cash provided by financing activities		83,762	132,432

Net change in cash and cash equivalents		2,970	13,407

Effect of foreign exchange on cash and cash equivalents		(75)	1,101

Cash and cash equivalents, beginning of year		20,613	8,249

Cash and cash equivalents, end of period		$23,508	$22,757

Supplemental cash flow disclosures:
Interest paid		$29	$1,657

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(Unaudited and expressed in thousands of United States dollars, except for shares and per share amounts)

	Capital Stock
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Accumulated Other Comprehensive Loss	Total

Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	(21,902)
Share issuance	46,045,016	8,258		-	-	8,258
Share issuance costs - shares	-	(800)		-	-	(800)
Share-based compensation	-	-	870	-	-	870
Income (Loss) for the period	-	-	-	(46,782)	-	(46,782)
Balance, September 30, 2025	361,460,874	$120,286	$15,402	$(195,215)	$(829)	$(60,356)

Balance, December 31, 2025	402,854,376	$128,479	$15,662	$(204,858)	$(829)	$(61,546)
Stock option exercises	569,791	179	(152)	-	-	27
Share issuance (note 15)	82,144,500	24,850	-	-	-	24,850
Share issuance costs (note 15)	-	(1,610)	-	-	-	(1,610)
Warrants exercised	2,066,540	683	493	-	-	1,176
Share-based compensation		-	1,431	-	-	1,431
Conversion of debt (note 13)	27,418,614	5,796	-	-	-	5,796
Income (Loss) for the period	-	-	-	27,506	-	27,506
Balance, September 30, 2026	515,053,821	$158,377	$17,434	$(177,352)	$(829)	$(2,370)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

Gunnison Copper Corp. (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU”, Over-The-Counter Quality Bulletin Board (“OTCQB”) exchange under the ticker “GCUMF”. On October 26, 2026, the Company also commenced trading on the New York Stock Exchange American (“NYSE American”) under the ticker symbol “GUNN”. The address of the Company’s registered office is Suite 3500, 1113 Melville Street, Vancouver, BC, Canada V6E 3E5.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison has expanded and restarted the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology.

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a.	Statement of compliance

The Company prepares the annual consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025 with the addition of the below:

New standards and interpretations adopted

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also added guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company, and the amendments did not result in any material changes to the condensed consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the ‘own-use’ exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company, and the amendments did not result in any material changes to the condensed consolidated financial statements.

6

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

New standards issued but not yet effective

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined ‘operating profit’ subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company’s main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain ‘non-GAAP’ measures known as management defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

Share based compensation

Performance Share Units (each an “PSU”) issued to directors, officers and employees and at the option of the holder may require the Company to settle the units in cash, and withhold applicable income tax on exercised and settled amounts with the tax authorities. The fair value of the PSU is recognized over the vesting period of the PSU granted as share-based compensation expenses with offset to PSU liabilities. The PSU is adjusted based on a performance multiplier. The Company’s PSU policy allows for a net settlement arrangement, and PSUs are classified in their entirety as cash-settled share-based payment transactions.

b.	Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation and Summary of Material Accounting Policies, of the audited consolidated financial statements for the year ended December 31, 2025 and 2024. The following judgements and sources of estimation uncertainty remain relevant to the quarter:

Accounting Policy Judgements

Characterization of the Stream arrangement

As set out in Note 11, the Company applied judgment in determining the characterization of the Stream arrangement for both accounting and tax purposes including the Company’s assessment that the partially prepaid sale of copper is currently a derivative liability for accounting purposes.

Accounting treatment of the Nuton Stage 2 arrangement

As set out in Note 10, the Company applied significant judgment in assessing the appropriate accounting treatment for the Stage 2 work program by considering the specific terms and nature of the agreement with Nuton. In assessing the Stage 2 work program proceeds received, management identified both a borrowing component from Nuton and a mining and processing demonstration services component that will be provided to Nuton during the Stage 2 work program. The borrowing is conditionally repayable from revenues generated from commercial quantities of copper products produced from the related mining operations net of agreed upon direct and indirect costs. Changes in spot prices of copper will impact the timing of repayment of the borrowing from any future revenues generated. As a result of the repayment provisions, including indexing to copper prices, the borrowing has been accounted for in its entirety at fair value through profit or loss with a residual amount allocated to deferred revenue for the mining and processing demonstration services that will be provided to produce copper. Further details on the overall Nuton Stage 2 arrangement are disclosed in Note 10.

7

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Commercial Production

Commercial production is the level of activities intended by management for a mine, or a mine and processing complex, to be capable of operating in the manner intended by management. The Company considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and SX/EW plant; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. Management considers average actual metrics including, but not limited to: (i) throughput levels reaching approximately 60% or more of design capacity, (ii) product quality consistent with design specifications, and (iii) the ability to operate in a continuous and reliable manner over a sustained period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met. As at September 30, 2026 commercial production at Johnson Camp Mine has been met and the assets were placed into service on October 1, 2026.

Evaluation of indicators of impairment

The evaluation of asset carrying values for indicators of impairment requires that management makes significant judgments in assessing whether changes to certain factors would be considered an indicator of impairment which includes both internal and external factors such as: a reduction in quantity of the recoverable reserves and resources; a reduction in metal prices; increases to forecasted capital and operating costs; and delays to the timing of achieving commercial production. If impairment indicators are identified, impairment testing is required. The recoverable amount of the cash-generating unit to which the assets belong that is used in the impairment testing is determined as the higher of its fair value less costs of disposal and its value in use. During the period ended September 30, 2026, no indicators of impairment were identified on the Company’s property, plant and equipment.

Revenue

The determination that mining and processing demonstration services in relation to the Nuton Stage 2 arrangement are an output of the Company’s ordinary activities was based on management’s judgement. This determination was made as these services are currently a significant component of the Company’s operation. As a result, management has included this in revenues (See Note 3).

The Company has applied judgement that it is the principal in the Option Agreement as it controls and operates the assets of JCM throughout Stage 2 and has control of the copper cathode before it is sold to the offtaker. As a result, the company recognizes revenues and associated expenses on a gross basis.

Liquidity

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the Company’s estimation of future cash flows for at least the next 12 months from the financial statement date, and the availability of funds to meet those cash flow requirements. Management evaluated the effect of the overall working capital amounts related to Nuton and the JCM Stage 2 arrangement, as well as the Triple Flag stream obligations and determined they do not immediately impact the Company’s liquidity.

8

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Key Sources of Estimation Uncertainty

Valuation of Nuton Stage 2 arrangement funding

For the Nuton Stage 2 funding received, the borrowing is initially recognized at fair value based on the present value of future cashflows, with the residual representing deferred mining and processing demonstration services revenue. The key assumptions used to measure the fair value of the borrowing are future copper prices, the Johnson Camp Mine production profile for Stage 2 work program, expected operating costs for the Stage 2 work program and the discount rate. The borrowing is subsequently accounted for at fair value through profit and loss as the arrangement is exposed to changes in operational and market assumptions. The deferred mining and processing demonstration services revenue is amortized on a units of production basis over the course of Stage 2. The production profile for the Stage 2 work program is based on a mineral resource model only, and therefore there is increased risk and uncertainty in achieving anticipated mineral recoveries.

Stream Obligation

The carrying value of the stream obligation represents management’s best estimate of the fair value of the arrangement. The fair value incorporates the Company’s estimates of the copper forward price curve, the long-term copper price volatility, the discount rate, which factors in the Company’s credit spread and the Johnson Camp Mine and Gunnison open-pit life of mine production, schedules and expectations including expansion plans and a significant assumption of weighted probability of successfully achieving the production schedules (See Note 11). The underlying production profiles used for the basis of the stream obligation are based on mineral resource models only and therefore there is increased risk and uncertainty in achieving mineral recoveries.

Decommissioning and Restoration Obligation (“DRO”)

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the timing of future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in the factors above can result in a change to the provision recognized by the Company. To the extent the carrying value of the related mining property is not increased above its recoverable amount, changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amount of related mining properties (See Note 12).

Valuation of Inventory

Inventory is carried at the lower of cost and net realizable value (NRV). The determination of NRV for stockpiled ore and heap leach inventory includes management’s best estimate of significant assumptions including recoverable pounds of copper, costs of completion and future copper prices.

The determination of the long-term inventory for heap leach inventory represents management’s best estimate of the timing of copper recoveries based on the recovery curve, ore properties and heap leach conditions.

9

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

3.	REVENUES

The summary for revenues for the three and nine months ended September 30, 2026 and 2025 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Copper cathode	$21,295	$1,643	$45,824	$2,049
Deferred mining and processing demonstration service revenue	14,743	1,091	33,645	1,091
Limestone and rock products	96	128	381	405
Revenues	$36,134	$2,862	$79,850	$3,545

4.	COST OF SALES

The summary for cost of sales for the three and nine months ended September 30, 2026 and 2025 are summarized below.

	Three months ended September 30		Nine months ended September 30,
	2026	2025	2026	2025
Production costs	$8,297	$3,291	$21,172	$3,765
Royalties and selling costs	4,046	281	7,268	585
Inventory valuation adjustment	-	4,876	-	5,148
Cost of Sales	$12,343	$8,448	$28,440	$9,498

5.	INVENTORY

The summary for inventory as at September 30, 2026 and December 31, 2025 are summarized below.

	September 30, 2026	December 31, 2025

Materials and supplies	$2,194	$3,070
Stockpile material	12,402	3,473
Heap leach	44,596	11,598
Copper in solution	1,158	967
Finished goods	1,124	815
	$61,474	$19,923

Disclosed as non-current

Stockpile material	$3,319	-
Heap leach	8,233	2,099
	$11,552	$2,099

10

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction	Johnson Camp Mine Construction in Progress	Total
Cost
At January 1, 2025	9,975	12,242	584	1,366	16,444	73,713	114,324
Additions	-	45	546	14	-	136,276	136,881
Change in Decommissioning and Restoration Obligation	(2,718)	-	-	-	-	-	(2,718)
At December 31, 2025	7,257	12,287	1,130	1,380	16,444	209,989	248,487

Accumulated Depreciation
At January 1, 2025	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Depreciation	-	-	(67)	(229)	-	-	(296)
At December 31, 2025	(695)	(114)	(651)	(1,044)	-	(206)	(2,710)
Net carrying amount	6,562	12,173	479	336	16,444	209,783	245,777

Cost
At January 1, 2026	7,257	12,287	1,130	1,380	16,444	209,989	248,487
Additions	-	-	157	284	-	16,813	17,254
Change in Decommissioning and Restoration Obligation	127	-	-	-	-	-	127
At September 30, 2026	7,384	12,287	1,287	1,664	16,444	226,802	265,868

Accumulated Depreciation
At January 1, 2026	(695)	(114)	(651)	(1,044)	-	(206)	(2,710)
Depreciation	-	-	(62)	(110)	-	-	(172)
At September 30, 2026	(695)	(114)	(713)	(1,154)	-	(206)	(2,882)
Net carrying amount	6,689	12,173	574	510	16,444	226,596	262,986

7.	RESTRICTED CASH

As of September 30, 2026, the Company has restricted cash deposits of $10,837 (December 31, 2025 - $10,698) as collateral to secure the issuance of reclamation bonds totaling $18,303 (December 31, 2025 -$18,303).

11

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2026	December 31, 2025
Accounts payable and accrued liabilities	$3,538	$2,006
Lease liabilities	205	124
	$3,743	$2,130

Disclosed as non-current
Lease liabilities	$-	$11
Due to Nuton	7,895	2,197
	$7,895	$2,208

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, not relating to the JCM Mine and Nuton Stage 2 work program. Due to Nuton of $7,895 (December 31, 2025 - $2,197) is for cash and interest earned on collateral paid by Nuton for Johnson Camp Mine and Gunnison Copper Project environmental bonding. The amounts due to Nuton are separate to the Nuton stage 2 framework and are not considered direct or indirect stage 2 work program costs (Note 10). The Company is required to repay Nuton the funded collateral and accrued interest once all reclamation process costs are funded and remediation obligations are completed.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - NUTON

Accounts payable and accrued liabilities - Nuton include the Company’s current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, which relate to the JCM Mine operations and Nuton Stage 2 work program as well as certain corporate payables which are reimbursable by Nuton.

	September 30, 2026	December 31, 2025
Accounts payable - Nuton	$2,140	$11,483
Accrued liabilities - Nuton	10,509	16,129
	$12,649	$27,612

10.	NUTON PROJECT

Johnson Camp Mine – Stage 2

Infrastructure Payment

On July 31, 2023, the Company entered into an Option Agreement (the “Option Agreement”) with Nuton to further evaluate the use of its Nuton™ copper heap leaching technologies at Gunnison’s JCM Mine. Under the Option Agreement, Gunnison remains the operator and Nuton funds Gunnison’s costs associated with a two-stage work program at JCM. Stage 1 was completed in 2024 and on May 15, 2024, Nuton elected to proceed to Stage 2 of the existing Option Agreement. After the completion of Stage 2, Nuton, in its sole and absolute discretion may elect to form a joint venture on JCM per mutually agreeable terms whereby Nuton will hold an initial 49% and Gunnison an initial 51%, or terminate the Option Agreement by providing notice to the Company in accordance with the terms of the Option Agreement

12

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 73 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of a leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode. As at September 30, 2026 there are 43 months remaining in the stage 2 program.

The Company has accounted for the $5,000 non-refundable payment as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. During the nine months ended September 30, 2026, the Company recognized income of $617 (nine months ended September 30, 2025 - $616). During the three months ended September 30, 2026, the Company recognized income of $205 (three months ended September 30, 2025 - $205), relating to the amortization of the $5,000 infrastructure access payment received.

Nuton Stage 2 - Deferred Income (Infrastructure Payment)	September 30, 2026	December 31, 2025
Balance, beginning of period	$3,664	$4,486
Nuton access rights	-	-
Deferred income	(617)	(822)
Balance, end of period	$3,047	$3,664

Current	822	822
Non current	2,225	2,842

Stage 2 Funding

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs are incurred by Nuton directly and relate to Stage 2 (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mining and processing demonstration services revenue (representing the estimated selling price, including margin for mine processing services relating to the demonstration of Nuton’s technology). The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mining and processing demonstration services revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Prior to the amendment effective September 30, 2025 discussed below, Nuton was to receive 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations (Note 11)). Once, and if, the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons, expected operating costs, future copper prices and the discount rate.

Management and Nuton have agreed that Nuton will fund agreed upon direct and indirect costs of the Company for the Stage 2 Work Program pursuant to a budget approved by Nuton from May 15, 2024 for the duration of the Stage 2 Work Program.

13

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

On September 15, 2026, the Company and Nuton executed the fifth amendment to the Option Agreement, pursuant to which an additional 3 million tons of copper-bearing material were added to the Stage 2 mine plan at Johnson Camp Mine. In consideration for this amendment, Nuton agreed to provide $8 million in additional funding to the Company, which is expected to be utilized to support the Gunnison Project. The $8 million was received subsequent to quarter-end on October 15.

While Nuton continues to fund 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), under the revised net funding mechanism, the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing third party royalty or streaming obligations (Note 11)) to reduce the agreed upon pre-payment on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on quarterly basis. The timing of these estimated repayments form the basis of measurement of the Nuton Stage 2 Payable subsequent to the contract amendment on September 30, 2025. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons, expected operating costs, future copper prices and the discount rate.

During the nine months ended September 30, 2026 $64,956 was received. Nuton managed costs of $9,821 (September 30, 2025 - $12,155) were incurred by Nuton primarily for offsite development and assembly of specialized equipment that will be installed at Johnson Camp Mine. In addition, there was a net decrease of $12,652 in the due from Nuton accounts receivable related to accrued Stage 2 costs incurred as at September 30, 2026, but not yet funded by Nuton. Both the Nuton controlled costs and the due from Nuton costs are recoverable by Nuton from the sales revenue of Johnson Camp Mine. The total increase in Nuton stage 2 funding for the nine months ended September 30, 2026 was $59,522 (nine months ended September 30, 2025 – $123,720). Of the amounts recognized in the period ended September 30, 2026, no amounts were recognized to the Nuton Stage 2 Payable and, $59,522 was allocated to deferred revenue. In the nine months ended September 30, 2026, $5,434 was reclassified as Due to Nuton reflecting Nuton Collateral funding received by the Company in previous periods but not eligible to be repaid from the Stage 2 copper revenue generated (Note 8).

During the nine months ended September 30, 2026, $33,645, has been recognized on a unit of production basis in revenue, representing the value of the mining and processing demonstration services provided by the Company to Nuton. For the three months ended September 30, 2026, $14,743 was recognized to revenue (three and nine months ended September 30, 2025 - $1,091). For the nine-month period ended September 30, 2026, a fair value gain was recognized through profit and loss of $15,191 (nine months ended September 30, 2025 – ($9,899)), and in the three-month period a gain of $4,963 (three months ended September 30, 2025 – ($4,743)) was recognized based on the revaluation of the Nuton Stage 2 Payable to fair value at September 30, 2026. Management determined the fair value of the Nuton Stage 2 payable at September 30, 2026, using a discount rate of 17%.

Nuton Stage 2 Payable	September 30, 2026	December 31, 2025
Balance, beginning of period	$46,423	$38,423
Recognized during the period	-	94,982
Modified due to amendment	-	(110,237)
Fair value (gain) loss on Nuton Stage 2 payable	(15,191)	23,255
Balance, end of period	$31,232	$46,423

Current	-	-
Non current	31,232	46,423

14

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Nuton Stage 2 - Deferred revenue	September 30, 2026	December 31, 2025
Balance, beginning of period	$183,039	$7,134
Recognized at time of receipt	62,125	70,141
Reclassified to Due to Nuton	(5,434)	-
Modified due to amendment	-	110,237
Recognized to revenue	(33,645)	(4,473)
Balance, end of period	$206,085	$183,039

Current	59,992	44,306
Non current	146,093	138,733

Gunnison Sulfide Viability – Stage 1

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Stage 1 Gunnison Program.

The Company has accounted for the $3,000 as deferred income and will amortize the amount over the 22 months anticipated for the Stage 1 program on a straight-line basis. During the nine months ended September 30, 2026, the Company recognized income of $1,206 (nine months ended September 30, 2025 – $939), relating to the amortization of the $3,000 payment received. During the three months ended September 30, 2026, the Company recognized income of $402 (three months ended September 30, 2025 – $402), relating to the amortization of the $3,000 payment received.

Gunnison Sulfide Viability - Stage 1 - Deferred Income	September 30, 2026	December 31, 2025
Balance, beginning of period	$1,659	$-
Recognized on inception	-	3,000
Deferred income	(1,206)	(1,341)
Balance, end of period	$453	$1,659

Current	453	1,609
Non current	-	50

11.	DERIVATIVE LIABILITIES

Stream

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares.

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiary Excelsior Arizona, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale. Under the terms of the stream agreement, Triple Flag has the option to increase the delivery amount of the Stream (the “expansion option”). To exercise the expansion option Triple Flag must pay the company an additional $65,000. The expansion option is subject to termination at the exercise of the buyback option, discussed below.

15

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

On May 5, 2026, the Company entered into a buyback option agreement with Altius Royalty Corporation and Triple Flag entities, providing the Company with the right to reduce certain existing royalties and terminate the expansion-related stream option at its Gunnison Copper Project in Arizona. The agreement grants the Company the option to reduce the 3.0% Triple Flag gross revenue royalty to 2.0%, reduce the Altius gross revenue royalty by 0.5%, as well as to terminate Triple Flag’s expansion option. The Parties intend that the foregoing options be exercisable only as a single, indivisible package and only in connection with a qualifying change of control transaction announced on or before March 31, 2028. The total consideration payable upon exercise is $65,000.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at September 30, 2026 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 24.34% (December 31, 2025 – 24.55%), a discount rate which factors in the Company’s credit spread of 6.80% (December 31, 2025 – 6.77%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans, weighted probability of successfully achieving the production schedules and the probability of the exercise of the buyback option.

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q1 2026 beginning in 2032 for a 21 year mine life with a probability weighting; (b) Johnson Camp Mine Nuton Stage 2 with a remaining four year mine life with a probability weighting and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting (d) the probability of the exercise of the expansion option of the stream delivery amount.

16

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

The following table summarizes the fair value of the derivative liabilities, relating to the stream, during the period ended September 30, 2026:

Derivative liabilities - Stream
Fair value at December 31, 2024	$59,383
Deliveries	(793)
Loss during the period	19,473
Fair value at December 31, 2025	$78,063
Deliveries	(4,598)
Loss during the period	25,711
Fair value at September 30, 2026	$99,176

Current	12,580
Non current	86,596

As at September 30, 2026, the current portion of the derivative liabilities is $12,580 based upon the production schedules and other inputs used in the valuation.

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage ratio until September 30, 2026 (the “Leverage Ratio Grace Period”).

Following expiry of the grace period, the Company was in compliance with the leverage ratio covenant, as all indebtedness included in the calculation had been fully repaid before September 30, 2026. Nuton liabilities do not constitute indebtedness under the Stream Agreement and are therefore excluded from the leverage ratio calculation.

Following full repayment of the Second ARCA principal, the associated debt covenants no longer apply.

Warrants

The following table summarizes the fair value of the derivative liabilities, relating to warrants, during the period ended September 30, 2026:

Derivative liabilities - Warrants
Fair value at December 31, 2024	$-
Issued	5,165
Loss during the period	2,489
Fair value at December 31, 2025	$7,654
Warrants exercised	$(492)
Gain during the period	(992)
Fair value at September 30, 2026	$6,170

Current	6,170
Non current	-

As at September 30, 2026, the derivative liability warrants were valued at $6,170, a corresponding gain of $992 (September 30, 2025 – loss $1,652) has been recognized in the financial statements for the nine months ended September 30 2026, three months ended September 30, 2026, a loss of $1,765 was recognized (three months September 30, 2025 - $1,435) . The stock price at the time of revaluation was $0.46 (December 31, 2025 -$0.42) , the risk-free rate of return used was 4.54% (December 31, 2025 – 3.48%) and the annualized volatility was 76.07% (December 31, 2025 - 90.62%).

17

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

12.	DECOMMISSIONING AND RESTORATION OBLIGATION

The Company’s decommissioning and restoration obligation (DRO) represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the Gunnison Copper Project and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of September 30, 2026, the Company used a long term inflation rate of 2.0% (December 31, 2025– 2.0%) and a discount rate of 5.00% (December 31, 2025 – 3.55%) and 5.68% (December 31, 2025 – 4.79%) in calculating the present value of the obligation of the Gunnison Copper Project and Johnson Camp Mine, respectively. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the 3-year and 20-year treasury bond index.

As of September 30, 2026 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $13,592. The update resulted in a net increase of $639, primarily due to changes in rates and estimates of $127 and accretion of $512.

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (December 31, 2025 - $3,566). The costs and activities are expected to begin in three years. As of September 30, 2026, the discounted reclamation obligation is $3,341.

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $17,540 (December 31, 2025 - $14,729). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. . As of September 30, 2026, the discounted reclamation obligation is $10,252.

Changes in the ARO for the period ended September 30, 2026, and the year ended December 31, 2025, are summarized below.

Decommissioning and restoration obligation	September 30, 2026	December 31, 2025
Balance, beginning of period	$12,953	$14,916
Change in estimate	127	(2,718)
Accretion expense	512	755
Balance, end of period	$13,592	$12,953

13.	DEBT

Nebari Credit Facility

During the nine months ended September 30, 2026, the Company settled all outstanding principal and interest owed on the Nebari Credit facility. Principal of $3,750 was converted into 17,882,685 shares, in accordance with the terms of the Second ARCA and final interest of $25 was paid in full discharging the Company’s obligations under the credit facility. A gain of $208 was recognized upon derecognition.

18

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Debt
Balance, December 31, 2025	$3,958
Conversion of debt to equity	(3,750)
Gain on derecognition of debt	(208)
Balance, September 30, 2026	$-

14.	DEBENTURES

Changes in the debentures for the nine months ended September 30, 2026, and year ended December 31, 2025, are summarized below.

Debentures	September 30, 2026	December 31, 2025
Balance, beginning of period	$6,503	$5,308
Accretion	813	1,195
Settlement	(7,365)	-
Loss on derecognition of debentures	49
Balance, end of period	$-	$6,503

Current	-	6,503
Non current	-	-

The debentures were settled through a combination of cash and equity. The company settled $5,319 of principal and accrued interest in cash and the remaining $2,046 was converted to 9,535,929 shares.

15.	CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of September 30, 2026, there were 515,053,821 common shares outstanding and nil non-voting common shares outstanding. During the nine-month period ended September 30, 2026 the company issued:

●	17,882,685 shares were issued for the conversion of $3,750 in principal (Note 13).
●	2,066,540 shares were issued upon the exercise of warrants in the period for proceeds of $683.
●	569,791 shares were issued upon the exercise of stock options for proceeds of $27.
●	82,144,500 shares issued in the June 2026 offering for net proceeds of $23,240.
●	9,535,929 shares were issued for the conversion of $2,046 in debenture principal (Note 14).

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

19

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The following is a summary of stock option activity for the nine month period ended September 30, 2026, and the year ended December 31, 2025:

	Number of Options	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2024	19,075,000	$0.38
Granted	16,195,000	$0.30
Expired	(9,240,000)	$0.51
Outstanding, December 31, 2025	26,030,000	$0.28
Granted	11,227,198	$0.43
Expired	(3,615,209)	$0.35
Exercised	(569,791)	$0.23
Outstanding, September 30, 2026	33,072,198	$0.32
Exerciseable, September 30, 2026	15,703,750	$0.27

During the nine months period ended September 30, 2026, 569,791 options were exercised for proceeds of $27. Included in this amount was 344,791 exercised for the issuance of common shares through an exchange for substituted rights in connection with a stock option exercise.

As of September 30, 2026, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price		Remaining life (years)	Expiry Date
535,000	535,000	CAD$	$0.410	0.25	December 31, 2026
550,000	550,000	CAD$	$0.270	0.59	May 2, 2027
200,000	200,000	CAD$	$0.230	0.59	May 2, 2027
4,165,000	4,165,000	CAD$	$0.260	1.34	February 1, 2028
3,300,000	3,300,000	CAD$	$0.150	2.93	September 3, 2029
8,495,000	4,247,500	CAD$	$0.300	3.52	April 7, 2030
3,000,000	1,500,000	CAD$	$0.300	3.62	May 14, 2030
500,000	250,000	CAD$	$0.300	3.83	July 30, 2030
500,000	250,000	CAD$	$0.300	3.83	July 31, 2030
100,000	25,000	CAD$	$0.285	4.14	November 19, 2030
500,000	500,000	CAD$	$0.390	4.20	December 11, 2030
725,000	181,250	CAD$	$0.580	4.34	February 2, 2031
6,152,198	-	CAD$	$0.430	4.51	April 3, 2031
1,100,000	-	CAD$	$0.440	4.64	May 22, 2031
500,000	-	CAD$	$0.410	4.70	June 12, 2031
1,000,000	-	CAD$	$0.385	4.75	June 29, 2031
1,750,000	-	CAD$	$0.385	4.75	June 30, 2031
33,072,198	15,703,750

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility, forfeiture rate, and expected life of the options.

20

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

During the nine months ended September 30, 2026, the company issued 11,227,198 stock options at a fair value of CAD$3,118. The risk-free rate for these options ranged from 2.92% and 3.17%. The dividend yield was 0.00%. The expected volatility ranged from 79.43% and 79.79%. The forfeiture rate ranged from 9.31% to 9.82% and the vesting terms of the options is 24 months from the grant date.

The Company recognized share-based compensation costs of $1,431 for the nine months ended September 30, 2026 (September 30, 2025 - $870) of which $79 (September 30, 2025 – $10) was included in cost of sales. During the three months ended September 30, 2026 the company recognized share-based compensation costs of $670 (September 30, 2025 - $751) of which $32 (September 30, 2025 – $nil) was included in cost of sales.

Earnings per share

	For the three months ended		For the nine months ended
Earnings per share	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Weighted average common shares outstanding
Basic	505,517,892	361,460,874	458,120,368	361,460,874
Plus incremental shares from:
Assumed conversion: Stock options	15,522,500	-	15,522,500	-
Assumed conversion: Warrants	17,823,505	-	17,823,505	-
Diluted weighted average common shares outstanding	538,863,897	361,460,874	491,466,373	361,460,874

The calculation of dilutive weighted-average number of common shares excludes the impact of 36,946,910 shares for the nine months ended September 30, 2026 (September 30, 2025 –nil). The shares excluded relate to stock options and warrants as the exercise price related to the particular security exceeded the market price of the Company’s common shares at September 30, 2026, or the inclusion of the share units had an anti-dilutive effect on net income.

Restricted share units

During the nine-month period ended September 30, 2026 the Company issued 1,866,268 Restricted share units.

The vesting terms of the units are:

●	50% of the units vest 12 months from the grant date
●	50% 24 months from the grant date.

As at September 30, 2026, the company has recognized a restricted share unit liability and corresponding expense, as part of share based compensation, of $224 in the nine months ended September 30, 2026 and $136 in the three months ended September 30, 2026 (three and nine months ended September 30, 2025 - $nil).

Performance share units

During the nine months ended September 30, 2026, the company issued 895,422 performance share units. The vesting terms of the units are:

●	50% of the PSUs shall vest on April 3, 2027, provided that the amount of PSUs vested shall be adjusted by multiplying the number of PSUs by a percentage equal to the holder’s performance for the year ended December 31, 2026 that is approved by the Board of Directors.
●	50% of the PSUs shall vest on April 3, 2028, provided that the amount of PSUs vested shall be adjusted by multiplying the number of PSUs by a percentage equal to the holder’s performance for the year ended December 31, 2027 that is approved by the Board of Directors

As at September 30, 2026, the company has recognized a performance share unit liability and corresponding expense, as part of share based compensation, of $107 in the nine months ended September 30, 2026 and $65 in the three months ended September 30, 2026 (three and nine months ended September 30, 2025 - $nil). Performance share units are subject to adjustment based on a performance multiplier.

21

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Warrants

The following is a summary of warrant activity for the nine months ended September 30, 2026, and the year ended December 31, 2025:

	Number of warrants	Weighted average Exercise Price (CAD$)

Outstanding, December 31, 2025	56,655,706	$0.50
Exercised	(2,066,540)	$0.45
Outstanding, September 30, 2026	54,589,166	$0.50
Exerciseable, September 30, 2026	54,589,166	$0.50

During the nine months ended September 30, 2026, 2,066,540 shares were issued on the exercise of 2,066,540 warrants with a weighted average exercise price of $0.45. The proceeds from the warrants exercised were CAD$930. The stock price at the time of revaluation was $0.46, the risk-free rate of return used was 4.54%, and the annualized volatility was 76.07%.

16.	RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, Interim Chief Financial Officer, SVP/Chief Operating Officer, SVP Permitting and External Affairs, and Corporate Secretary.

Remuneration attributed to key management personnel is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Salaries, fees and benefits	$1,245	$514	$3,198	$1,013
Share-based compensation	540	742	1,095	752
Restricted and performance share units	201	$-	331	-
Total	$1,986	$1,256	$4,624	$1,765

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of September 30, 2026, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $858 (December 31, 2025 - $172)

22

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

17.	FINANCING EXPENSES

Financing expenses for the three and nine months ended September 30, 2026 and 2025 are summarized below.

	Three months ended September 30,		Nine months ended September 30,
Financing Expenses	2026	2025	2026	2025
Nebari debt interest and accretion	$-	$632	$25	$1,804
Debenture accretion	124	309	813	871
ARO accretion	189	188	512	610
Other interest	2	6	4	20
Total	$315	$1,135	$1,354	$3,305

18.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

The company’s segments are summarized as follows:

For the three months ended September 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$36,134	$36,134	$-	$36,134
Cost of Sales	-	(12,343)	(12,343)	-	(12,343)
Income from Mine Operations	-	23,791	23,791	-	23,791
Operating Expenses	(3,600)	(2,641)	(6,241)	(4,122)	(10,363)
Other Items
Gain (loss) on derivative at fair value	386	(4,754)	(4,368)	(1,765)	(6,133)
Financing expense	-	(189)	(189)	(126)	(315)
Interest income	-	58	58	149	207
Unrealized loss on foreign exchange	-	-	-	5	5
Fair value gain on Nuton Stage 2 payable	-	4,963	4,963	-	4,963
Gain on extinguishment of Debt	-	-	-	-	-
Other income (loss)	-	593	593	(9)	584
Income (loss) and comprehensive Income (loss) for the period	$(3,214)	$21,821	$18,607	$(5,868)	$12,739

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GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

For the nine months ended September 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$79,850	$79,850	$-	$79,850
Cost of Sales	-	(28,440)	(28,440)	-	(28,440)
Income from Mine Operations	-	51,410	51,410	-	51,410
Operating Expenses	(5,616)	(7,484)	(13,100)	(7,550)	(20,650)
Other Items
Gain (loss) on derivative at fair value	10,343	(31,456)	(21,113)	991	(20,122)
Financing expense	-	(510)	(510)	(844)	(1,354)
Interest income	-	184	184	277	461
Unrealized loss on foreign exchange	-	-	-	(75)	(75)
Fair value gain on Nuton Stage 2 payable	-	15,191	15,191	-	15,191
Gain on extinguishment of Debt	-	-	-	208	208
Other income (loss)	31	2,047	2,078	359	2,437
Income (loss) and comprehensive Income (loss) for the period	$4,758	$29,382	$34,140	$(6,634)	$27,506

September 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Cash	$-	$7,395	$7,395	$16,113	$23,508
Current Assets	492	79,666	80,158	17,328	97,486
Property, plant and equipment	16,444	246,402	262,846	140	262,986
Total Assets	20,037	345,211	365,248	17,613	382,861
Current Liabilities	1,208	86,686	87,894	9,594	97,488
Total Liabilities	31,472	343,866	375,338	9,893	385,231

19.	FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

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GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

A 1% increase in the discount rate of the Nuton payables would decrease the payables by $770 whereas a 1% decrease in the discount rate would increase the payables by $797.

A 1% increase in the risk free rate of the stream liabilities would decrease the derivative liabilities by $4,144, a 1% decrease in the discount rate would increase the derivative liabilities by $4,723.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase Nuton Stage 2 payable by $6,053, whereas a 10% decrease in the market price of copper would decrease Nuton stage 2 payable by $8,749.

A 10% increase in the market price of copper would increase derivative liabilities by $7,039, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $6,957.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivable, receivables due from Nuton and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with reputable North American financial institutions, and recognizing amounts due from Nuton for costs incurred relating to the stage 2 program but not yet funded by Nuton.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations.

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GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

(Unaudited and expressed in thousands of United States dollars)

The Company has the following guaranteed commitments and contractual obligations as of September 30, 2026:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$25,145	$17,250	$-	$7,895	$-
Nuton Stage 2 payable	49,628	-	49,628	-	-
Debentures	-	-	-	-	-
Derivative liabilites - Stream	99,176	12,580	86,596	-	-
Total Contractual Obligations	$173,949	$29,830	$136,224	$7,895	$-

As of September 30, 2026, the Company has current assets of $97,486 (December 31, 2025 – $55,918) to settle current liabilities of $97,488 (December 31, 2025 – $100,299). Included in current assets is cash and cash equivalents of $23,508 (December 31, 2025- $20,613). Cash and cash equivalents consist of $7,395 (December 31, 2025 – $12,551) of Nuton Cash and $16,113 (December 31, 2025 – $8,062) of Non Nuton cash. Current liabilities include $12,649 (December 31, 2025 – $27,612) of accounts payable which relate to direct and indirect costs that are funded by Nuton, and Nuton Deferred income and revenue of $61,267 (December 31, 2025 – $46,737), which represents the Company’s obligation to provide mining and processing demonstration services to Nuton. Nuton cash represents the balance of funding received from Nuton for the direct and indirect cost of operations at the Johnson Camp Mine.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities and Nuton Stage 2 payable are Level 3.

Financial Instruments, September 30, 2026	FVTPL	Level 1	Level 2	Level 3
Derivative liabilities	$105,346	$-	$-	$105,346
Nuton Stage 2 payable	31,232	-	-	31,232
Short term investments	938	938	-	-
	$137,516	$938	$-	$136,578

20.	SUBSEQUENT EVENTS

The Company received $8,000 in funding from Nuton on October 15, 2026. This funding is eligible to be applied to Gunnison or Johnson Camp Mine at management’s discretion.

On October 26, 2026, the company commenced trading on the NYSE American under the ticker “GUNN”.

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